

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-Mail
Margaret A. Brown, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

> **Re:**   **Vocus, Inc.**
> **Schedule 14D-9 filed April 18, 2014**
> **SEC File No. 005-81364**

Dear Ms. Brown:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9
Interest of Certain Persons, page 6

1.   Please disclose the proceeds that each of your officers and directors will receive from tendering shares in the offer.

Background and Reasons for the Company Board's Recommendation, page 13

2.   Revise this section to describe in detail the negotiation of the tender and support agreements with Okumus, Mr. Rudman and Mr. Vintz.

3.   Revise the first bullet point on page 21 to describe what specifically about the current and historical financial condition, results of operations, competitive position in its industry, business strategy, strategic options and prospects of the Company, as well as the Company's financial prospects if it were to remain as an independent public company" supported the board's recommendation.

Certain Company Projections, page 33

4.   Please tell us, with a view toward revised disclosure, why you only disclosed "certain" projections and not the entire set of projections provided to Stifel.

5.   On a related note, it appears that the forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Annex A

6.   You may not disclaim responsibility for your disclosure. Please revise the third full paragraph on page A-1 accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions